May 24, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Attn: Kathy Charko

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Series Trust (the “Trust”)
File Nos. 333-191495; 811-22895

Dear Ms. Charko:

Below please find our responses to your comments with respect to the Securities and Exchange Commission’s Sarbanes-Oxley review of the Registrant’s Form N-CSR for the period ending April 30, 2016, filed on behalf of the First Security Municipal Bond Fund (the “First Security Fund”).

Comment 1: The First Security Fund has more than 25% invested in securities in Texas and Arkansas. Please add geographic risk disclosure in the First Security Fund’s prospectus at the next annual update, if applicable in 2017.

Response: The Registrant confirms that geographic risk disclosure will be added to the principal risks section of the First Security Fund’s prospectus at its next annual update on or about August 31, 2017, if applicable in 2017.

Comment 2: Please explain why the net expense ratio in the fee table in the First Security Fund’s prospectus does not match its financial highlights (i.e., voluntary fee waiver). This may be accomplished in the correspondence filing to the SEC.

Response: The net ratio does not match the financial highlights because of a voluntary waiver by the Adviser. The Adviser has agreed to voluntarily waive and/or reimburse expenses so that total annual operating expenses do not exceed 0.01% of the First Security Fund’s average daily net assets for the period covered by the current prospectus.

Any questions or comments with respect to this filing may be directed to the undersigned at (513) 587-3447.

Very truly yours,

Secretary

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com